Mr. Karl Hiller	February 27, 2012
Branch Chief
Securities and Exchange Commission
Washington, DC 20549

SUMMARY COMPARISON OF ADDITIONS OR CHANGES IN REGISTRATION STATEMENTS
NORTH TEXAS ENERGY, INC.
ORIGINAL FORM S1 AND S1A AMENDED REGISTRATION STATEMENT

The S-1 Registration Statement of North Texas Energy, Inc. and its Preliminary Prospectus was originally filed in November of 2011. Subsequently, an amended Registration Statement and Prospectus was filed in February 2012.

In addition to minor grammatical, spelling, and formatting changes, additions or changes appear in the Amended Registration Statement and Prospectus that are significant to note.

The following noteworthy additions or changes should be noted for comparison in reviewing the original registration statement and the amended registration statement:

1.
In the Summary Prospectus in the section titled “History of the Organization-North Texas Energy, Inc., a sub-heading has been added to read “Purchase and Sale Agreement with Remington Oil and Gas, Inc.”. In this section, the registrant has expanded on its Purchase and Sale Agreement with Remington Oil and Gas, Inc. The Purchase and Sale Agreement defines and describes the purchase by North Texas Energy, Inc. of all of the outstanding common shares of Remington Oil and Gas, Inc. and its fixed assets and the consideration given by North Texas Energy, Inc. The assets consist of well head equipment that has been deployed in oil fields under lease.

2.
In the Summary Prospectus in the section entitled “Summary Consolidated Financial Data”, the Consolidated Financial Statements, including the Balance Sheets, Income Statements, and Statements of Cash Flow, have been updated to report the year ending financial data at December 31, 2009, 2010 and 2011.

3.
In the Summary Prospectus in the section entitled “Financial Statements” (Section F), financial reporting for both North Texas Energy, Inc. and Remington Oil and Gas, Inc. have been updated to report the year ending financial data separately for each entity for the years ending December 31, 2009, 2010, 2011 and the One Month Period ending January 31, 2011 as applicable. The statements have been audited. In addition to the Balance Sheet, Income Statements, and Statements of Cash Flows, the registrant has added Statements of Shareholder’s Equity for each entity. The requisite Certified Public Accountant Audit Opinions for the updated periods have also been included.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572

4.	The Notes to the Financial Statements have been expanded to more fully describe and disclose any significant accounting policies or any financial data not previously described in full detail.

5.	The Purchase and Sale Agreement referred to in the Summary Prospectus has been added as an exhibit to the registration statement.

6.	The Petroleum Engineer’s Report including in the exhibits has been refreshed and the effective date of the report has been updated.

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572